February 28, 2019

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Funds Response to Staff’s Comments to Certified Shareholder Report on Form N-CSR Filed February 1, 2018 (File No. 811-23063)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Horizon Funds (the “Trust”). Ms. Christina DiAngelo Fettig of the staff (the “Staff”) of the Securities and Exchange Commission provided comments on November 21, 2018 regarding the Trust’s Certified Shareholder Report filed on Form N-CSR on February 2, 2018 (the “Annual Report”) under the Investment Company Act of 1940. The following are the Staff’s comments and the Trust’s response to each:

Preliminary Comments

1.	The Form N-PX filed by the Trust on August 20, 2018 does not appear to be signed. Please refile with the appropriate signature.

RESPONSE: The Trust confirms that it refiled Form N-PX with the appropriate signature on January 8, 2019.

2.	The fee tables in the Trust’s post-effective amendment to its registration statement filed on March 30, 2018 (the “Amendment”) do not appear to match those included in the Annual Report. Please confirm whether fees were properly stated in the fee tables in the Annual Report.

RESPONSE: The Trust confirms that the fees were accurately reflected in the fee tables in both the Amendment and the Annual report. The discrepancies noted by the Staff are the result of a reduction in the shareholder servicing fee from 25 bps to 10 bps as of July 1, 2017. If a similar restatement happens in the future, the Trust will footnote any applicable fee table line items that have been restated.

Form N-CSR

3.	The Staff did not identify any reference to options or derivatives in the Manager’s Discussion of Fund Performance in the Annual Report. If options or derivatives have a material effect on a fund’s performance, please ensure that it is discussed in future Manager’s Discussions of Fund Performance.

Securities and Exchange Commission

February 28, 2019

RESPONSE: The Trust confirms that any material effect on fund performance that results from options or derivatives will be discussed in future Manager’s Discussions of Fund Performance.

4.	On page 4 of the Annual Report, in the third to last paragraph, the Staff notes that the disclosure references expense ratios as of the latest prospectus. In future filings, please refer the reader to the financial highlights included in the Annual Report itself, which may contain more recent expense ratio info than is found in prospectus.

RESPONSE: The Trust confirms that, in future filings, it will refer the reader to the financial highlights included in the Annual Report.

5.	On page 8 of the Annual Report, in the portfolio composition charts, it appears that such charts include purchased options but not written options. In future filings, please include disclosure as to whether certain types of derivatives are excluded from the portfolio composition chart.

RESPONSE: The Trust confirms that, in future filings, it will include disclosure as to whether certain types of derivatives are excluded from the portfolio composition chart.

6.	Please ensure consistency of disclosure between the prospectus and the notes to financial statements in the Annual Report regarding the adviser’s ability to recapture fee waivers and reimbursements.

RESPONSE: The Trust confirms that it will ensure consistency of disclosure between the prospectus and the notes to financial statements in the Annual Report regarding the adviser’s ability to recapture fee waivers and reimbursements.

7.	On page 63 of the Annual Report, in Note 7 to the Financial Statements, it appears that share activity (i.e., purchases and sales) with respect to investments in affiliates is reported in number of shares. In future filings, please report this information with respect to dollar value, and not shares.

RESPONSE: The Trust confirms that, in future filings, it will report the dollar value of share activity with respect to investments in affiliates.

8.	On page 65 of the Annual Report, under Disclosure of Fund Expenses, the Staff notes that the Advisor Class of the Horizon Active Dividend Fund was in operations for less than a full period. For stub periods, hypothetical expenses should be based on the full number of days in the most recent six month period. It appears that the figures for this class of shares were calculated using the number of days in the stub period and not the number of days in the full period. In future filings, please calculate hypothetical values and expenses using the number of days in the full period.

RESPONSE: The Trust confirms that, in future filings, hypothetical values and expenses will be based on the full number of days in the most recent six month period.

Securities and Exchange Commission

February 28, 2019

9.	On page 65 of the Annual Report, the last two footnotes to the Hypothetical Examples for Comparison Purposes describe changes to shareholder servicing fees and distribution fees. Please explain how the footnotes comply with Instruction 2(c)(ii) to Item 27(d)(1) of Form N-1A. Specifically, it is not clear if the expense information in the table was calculated using the restated expenses. The Form requires that the expense information be restated using current fees in a footnote.

RESPONSE: The Trust confirms that actual expenses were used in calculating the hypothetical examples, which expenses accounted for a 25 bps Shareholder Service Fee for the month of June, and a 10 bps Shareholder Service Fee for the remainder of the reporting period. The Trust confirms that, in the future, footnotes to this section will comply with instruction 2(C)(ii) to Item 27(d)(1) of Form N-1A by including restated hypothetical examples that are calculated using the current fees.

10.	In future filings, please include a statement that the SAI contains additional information regarding trustees, as required by Item 27(b)(6) of Form N-1A.

RESPONSE: The Trust confirms that, in future filings, it will include the statement required by Item 27(b)(6) of Form N-1A.

11.	The Staff notes that the table under Item 4 of the Annual Report includes a line item for “Tax Fees”. In future filings, please include more specific disclosure regarding the services provided in return for such tax fees (e.g., tax advice, tax compliance, tax filings, review of tax forms, etc.).

RESPONSE: The Trust confirms that, in future filings, it will include more specific disclosure regarding the services provided in return for such tax fees as appropriate.

Thank you for your comments. Please contact me at 336-607-7385 if you have any additional questions or comments.

Very truly yours,

/s/ Andrew B. Sachs
Andrew B. Sachs